Scientific Industries, Inc.

80 Orville Drive, Suite 102

Bohemia, NY 11716

June 25, 2024

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Scientific Industries, Inc. (the “Company”)
Registration Statement on Form S-1
Filed March 15, 2024, as amended
File No. 333-278009

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Scientific Industries, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to June 26, 2024 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

SCIENTIFIC INDUSTRIES, INC.

/s/ Helena Santos

Helena Santos, Chief Executive Officer

Cc: John F.F. Watkins, Esq.

Reitler Kailas & Rosenblatt LLP